Exhibit 99.1

Envigado, August 09, 2023

INFORMATION PUBLISHED BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“GPA”) SHAREHOLDERS AGREEMENT BETWEEN GPA AND CASINO

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company” or “Éxito”) informs its shareholders and the market in general that today GPA disclosed the following information as a material fact:

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6,404 of December 15, 1976, as in force and the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44 of August 23, 2021, hereby, in continuity with the disclosures made in connection with the segregation of the businesses of GPA and Almacenes Éxito S.A. (“Éxito” and “Transaction”, respectively), informs its shareholders and the market the following.

Considering that GPA, after the Transaction, will maintain a stake of approximately 13% in Éxito and Casino Guichard Perrachon, GPA’s controlling shareholder (“Casino”), will retain a corporate stake in Éxito of approximately 34%, GPA’s Board of Directors approved on this date the execution, between GPA and Casino, of a shareholders’ agreement providing for governance provisions, aiming at the continuity of the Casino group’s control over Éxito, as well as certain principles and procedures aiming to coordinate and optimize any future disposal of the respective stakes in Éxito (“Shareholders’ Agreement”), as summarized below:

●	with respect to corporate governance: (i) for any renewal or replacement of members of the Board of Directors, GPA agrees to vote in favor of the candidate(s) nominated by Casino (nomination that will be made after consultation with the GPA), and upon any full renewal of the Board, as long as GPA holds, directly or indirectly, more than 10% of the voting capital of Éxito, at least one person suggested by GPA, provided that the nomination is accepted by Casino, will be nominated as a candidate or included in the slate of candidates nominated by Casino for election at Éxito’s Shareholders’ Meeting; (ii) for other Board of Directors or shareholder matters, GPA agrees to align its vote (and make reasonable efforts to have the directors nominated by the GPA to align their votes, as applicable) with the vote of Casino (or the directors nominated by Casino, as applicable), whose position shall be determined after consultation with GPA; and (iii) for any vote relating to (a) the appointment of Éxito’s Chief Financial Officer, and (b) any decision on dividends that differs significantly from past practices, the Casino Group’s position will be determined by Casino and GPA jointly, with escalation to the respective Chief Executive Officer in the event of disagreement; and

●	the Shareholders’ Agreement contains the following customary clauses with respect to transfer of shares: (i) drag-along rights on behalf of Casino over GPA’s stake triggered by an offer by a third party for Casino’s entire stake in Éxito; (ii) proportional tag-along rights on behalf of GPA in the event of an offer by a third party for all or part of Casino’s stake in Éxito; and (iii) right of first refusal on behalf of Casino in the event of a decision by GPA to sell all or part of its Éxito securities, the exercise of which is conditioned upon the price not being lower than the weighted average of the market price of Éxito securities over the previous ten (10) trading days and being paid exclusively in cash.

The Shareholders’ Agreement will only become effective upon the effective delivery of Éxito’s ADRs and BDRs to GPA’s shareholders, according to the dates disclosed in the material fact of August 8, 2023, at which time Casino will become a shareholder of Éxito.

A copy of the Shareholders’ Agreement and its version translated into Portuguese will be made available for consultation on the CVM and Éxito’s investor relations website within the period required by the regulation in force.

GPA will keep the market and its shareholders informed of any new material facts related to the Transaction.

São Paulo, August 9, 2023.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

This Shareholders' Agreement will only become effective at the time Casino becomes a shareholder of Éxito, which will occur when the delivery of Éxito shares, represented in American Depositary Receipts Level II ("ADRs") and Brazilian Depositary Receipts Level II ("BDRs"), to the shareholders of GPA is perfected, due to its capital reduction.

Once the Shareholders’ Agreement is submitted before the Company, the Company will disclose the relevant information in accordance with the provisions of the rules on disclosure of relevant information, set forth in paragraph 5.10 of article 5.2.4.3.1 of Decree 2555 of 2010.

Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future events. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.